May 4, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC   20549
USA

ATTENTION:
Joel Parker, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining
Re:	Teck Resources Limited Form 40-F for Fiscal Year Ended December 31, 2017 Filed March 1, 2018 File No. 001-13184

Dear Mr. Parker:

Thank you for your comment letter dated April 23, 2018 with respect to the above noted filing. Our response to your comment is set out below.

FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2017
EXHIBIT 99.2 – CONSOLIDATED FINANCIAL STATEMENTS
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Exploration and evaluation costs and development costs of oil sands properties, page 14
1.	SEC Comment

“You state that when proven and probable reserves are determined and development is completed, capitalized exploration and evaluation costs and capitalized development costs for oil sands properties are reclassified to mineral properties. Please tell us how waiting until development is completed to reclassify these assets complies with paragraph 5(b) of IFRS 6.”

Our Response
The accounting policy we follow is to reclassify capitalized exploration and evaluation costs and development costs for oil sands properties to mineral properties when proven and probable reserves are determined and when development is approved, not when development is completed as was suggested by the disclosure in the filing.  Our accounting policy is aligned with paragraph 5(b) of IFRS 6, which requires reclassification “after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.” We note that in the context of IFRS 6, technical feasibility may be demonstrated by the establishment of proven and probable reserves, as well as by receipt of necessary governmental and stakeholder approvals. Commercial viability may be indicated by management or board approval for development based on a completed feasibility study that demonstrates a reasonable return on investment for the risk undertaken. We note that approval by management or the board is not necessarily required to indicate technical feasibility or commercial viability.
The accounting policy disclosure in our 2017 annual financial statements (Exhibit 99.2) incorrectly states that we would transfer assets of the exploration and evaluation category after development is completed.  Our prior disclosure, in the 2016 annual financial statements, was a more accurate summary of our accounting policy.
We note that we did not transfer capitalized exploration and evaluation costs or development costs for oil sands properties into mineral properties in the periods presented in our 2017 annual consolidated financial statements, as no properties underwent confirmation of technical feasibility and commercial viability and as a result no development approval occurred during these periods. Therefore, the policy wording in Exhibit 99.2 did not affect our reported financial statements.
In our next annual filing we will amend our accounting policy disclosure relating to exploration and evaluation costs and development costs of oil sands properties so that it reads as follows:
Exploration and evaluation costs
Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, exist or are near a specific property with a defined resource, and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Development costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sands properties are tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sands properties are reclassified to mineral properties within property, plant and equipment.

We believe the foregoing has been responsive to the Staff’s comment. If there are further questions in connection with this letter, you may contact John Gingell at (604) 699-4416 or John.Gingell@teck.com.

Sincerely,

/s/ Ronald A. Millos
Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer